UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2011

Compugen Ltd.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXPLANATORY NOTE

Compugen Ltd. (the “Registrant”) is furnishing on this Form 6-K the following documents, which are attached hereto and incorporated by reference herein:

1.	Unaudited interim consolidated financial results for the six months ended June 30, 2011, attached hereto as Exhibit 1.

2.	Operating and Financial Review and Prospects for the six months ended June 30, 2011 and September 30, 2010, attached hereto as Exhibit 2.

3.	Controlled Equity Offering Sales Agreement, dated August 30, 2011, by and between the Registrant and Cantor Fitzgerald & Co., attached hereto as Exhibit 3.

4.
Consent of Kost Forer Gabbay & Kasierer to the incorporation by reference of their report dated March 10, 2011 with respect to the consodidated financial statements of the Registrant included in its Annual Report on Form 20-F for the year ended December 31, 2010, attached hereto as Exhibit 4.

This report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-171655), as amended and supplemented from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUGEN LTD.
(Registrant)

By:	/s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad
Chief Financial Officer

Date: September 1, 2011